Exhibit 3.106

Unofficial English Translation

Articles of Association

of

Fibernet GmbH

§ 1	Company Name, Registered Office

1.1	The name of the Company is Fibernet GmbH.

1.2	The Company’s registered office is in Frankfurt.

§ 2	Object of the Company

2.1	The object of the Company is to provide telecommunication services.

2.2.	The Company shall have the right to conduct any business and all measures which are appropriate to promote the object of the Company. The Company shall have the right to establish domestic or international subsidiaries and branch offices.

§ 3	Registered Share Capital

3.1	The registered share capital is EUR 1,000,000 (Euro one million).

3.2	The contribution to the share capital shall be made in cash and shall be paid prior to the application of the Company for registration with the commercial register.

§ 4	Representation

4.1	The Company shall have one or more managing directors. If only one managing director has been appointed, he/she shall represent the Company alone. If several managing directors have been appointed, the Company shall be represented by two managing directors acting jointly or by one managing director acting jointly with an authorized signatory (Prokurist). The meeting of the shareholders may bestow sole powers of representation; it may also grant exemption from the restrictions imposed by sec. 181 German Civil Code (Bürgerliches Gesetzbuch, BGB).

4.2	The managing directors shall be appointed and recalled by the shareholders.

Unofficial English Translation

4.3	Any rights and obligations of the managing directors shall be defined by statutory law, these Articles of Association, their employment agreements and the bylaws adopted by the shareholders.

4.4	Unless otherwise provided by statutory law, these Articles of Association, the employment agreements or the bylaws, every managing director shall be authorized to represent the Company solely within its area of representation. If one managing director objects to a management act of another managing director, the managing directors shall decide upon application of the managing director whose decision was subject to the objection.

4.5	Notwithstanding § 4.4 above the following decisions and acts shall require the prior approval of the meeting of the shareholders:

a.	adoption of the yearly plan and yearly budget which is to be prepared by the management until 31 October of each year for the following year;

b.	any amendments to an approved yearly plan or budget provided that the amendment exceeds 5% of the aggregate amount;

In addition to the adoption of the yearly plan and budget the following acts shall also require prior approval of the meeting of the shareholders:

c.	acquisition, sale and encumbrance of real property and rights equivalent to real property as well as the amendment of agreements in relation to such real property;

d.	acquisition and sale of companies, including separable parts of a business operation, as well as signing, amendment and termination of company agreements of any kind;

e.	acquisition, sale and encumbrance of equity rights in other companies;

f.	exercise of all shareholders rights, in particular voting rights, in respect to the equity interest in other companies;

g.	establishment of new or cessation of existing business operations or lines of business;

h.	establishment or closure of subsidiaries and branches;

i.	signing, amendment and termination of lease, tenancy or rent agreements with a yearly payment obligation of more than DM 100,000 in each individual case, and a yearly payment obligation of more than DM 50,000 if the number of such agreements exceeds 5 in a business year, as well as of all agreements with a term of more than 18 months;

j.

signing and termination of service agreements with a yearly payment obligation (including the highest possible bonus payment defined in the agreement) of more than DM 200,000 in each individual case as well as yearly payment obligations (including the

Unofficial English Translation

highest possible bonus payment defined in the agreement) of more than DM 150,000 from the 5th agreement of that kind per business year;

k.	granting and increase of pension commitments as well as the adoption and amendment of an operational retirement annuity;

l.	acceptance of a guaranty as well as the signing of warranty and guarantee agreements;

m.	take out a loan or grant loans except for loans granted to employees with a loan amount up to one monthly salary;

n.	acceptance of a drawn bill of exchange;

o.	signing of material agreements of the Company with its shareholders or affiliated companies where the Company holds a direct or indirect equity interest or where it is the personally liable partner as well as with shareholders of such companies, members of their supervisory board and companies, where those individuals hold a direct or indirect interest in. This shall also apply to related persons of such individuals pursuant to sec. 15 German General Tax Code (Abgabenordnung);

p.	signing of agreements of the Company with its managing directors, authorized signatories (Prokuristen) (except for common employment agreements subject to this § 4.5 (j)) or with companies where those parties hold a direct or indirect interest. The same shall apply to related persons of such individuals pursuant to sec. 15 German Tax Code (Abgabenordnung);

q.	consent to the settlement of legal disputes with an amount in dispute exceeding DM 50,000;

r.	undertake any other legal action or transaction which do not belong to the ordinary course of business of the Company.

4.6	All decisions and approvals of the shareholders pursuant to § 4 shall be made by shareholders’ resolution.

§ 5	Confidentiality

The shareholders shall keep all information confidential which are made accessible to them by the Company. The shareholders shall not use any such confidential information to harm the Company. This confidentiality obligation shall apply until such information is no longer confidential.

Information shall not be treated as confidential which is or becomes publicly available in the market unless it has become publicly available by breach of this confidentiality obligation. Information that is obtained by the shareholder prior to the acquisition of its shareholding in the Company from a third party, or which he obtains independently as well as such information which has not been known to the shareholders but was available through third parties, e.g. through independent research or other efforts of the shareholders, shall not qualify as confidential information.

Unofficial English Translation

Disclosures on the basis of statutory obligations shall not result in a breach of this obligation.

§ 6	Shareholders Resolutions

6.1	Shareholders shall decide on the matters of the Company by shareholders resolution. Abstention from voting shall not be counted as vote. Every share of EUR 50 equals one vote.

6.2	Shareholders resolutions shall be passed in general meetings of the shareholders. They may also be passed in writing, via telefax, email or telephone or a mixture of these forms, without calling a meeting, provided that all shareholders or their authorized representatives explicitly agree or participate in the voting without objection.

Resolutions passed in such a way shall only be effective if recorded immediately by the management board in special minutes providing the voting of each shareholder as well as the result of the voting. A copy of the minutes shall be forwarded to each shareholder. The resolution shall be deemed approved provided that no shareholder does object within 14 days upon receipt of the minutes.

Unless expressly stated otherwise in statutory law or these Articles of Association shareholders resolutions shall require a simple majority of the votes cast. Abstentions from the vote shall not count as vote. Resolutions with respect to amendments of these Articles of Association shall require a majority of 75% of all shareholders. Such majority can amend the articles in any event, in particular fundamentals of the Company, provided that the principle of proportionate equality is not violated or one specific shareholder shall be deprived of rights explicitly granted to him.

§ 7	Shareholders Meetings

7.1	Each business year an ordinary shareholders meeting shall be held within 5 months upon the expiry of the previous business year. The agenda shall include:

(a)	Presentation of the annual financial statements including auditor’s report for the previous business year to the shareholders;

(b)	Approval of the annual financial statements;

(c)	Appropriation of the annual proceeds;

(d)	Discharge of the managing directors;

(e)	Election of the auditors, being a certified accountant or an auditing firm, for the present business year.

Unofficial English Translation

7.2	Further shareholders meetings shall be called if this is necessary for the common good of the Company or one or more shareholders representing minimum 10% of the voting rights request a shareholders meeting.

7.3	The shareholders meeting shall be called by giving 21 days prior written notice. The day of giving to the mail and the day of the meeting shall not be included in the calculation. The notice shall define the date, place and agenda of the meeting.

The notice period shall be 21 days for the annual ordinary shareholders meeting as well as for all meetings which shall resolve on matters assigned to the annual shareholders meeting, the amendment of the articles, appointment or dismissal of a managing director, forfeiture of shares or dissolution of the Company. The notice period shall be one week for all other matters including matters listed in §§ 4.4 and 4.5.

7.4	The shareholders meeting shall have a quorum if at least 60% of all voting rights are present or represented. Where a quorum is not achieved a further general meeting shall be called immediately with 14 days prior notice and observing § 7.3 above at which the quorum requirement shall not apply and which shall decide with the relevant majority of the votes cast provided that this has been specified in the invitation and it can be proved by acknowledgement of receipt (also by courier) or return receipt that all shareholders have received the invitation.

7.5	The shareholders meeting shall be held at the seat of the Company or any other place agreed between the shareholders prior to the meeting.

7.6	Any shareholder can authorize a representative, who is a shareholder, organ of the shareholder or a person sworn to secrecy, to represent or accompany him in the meeting by written power of attorney.

§ 8	Chairman of the Shareholders Meeting, Minutes

The shareholders meeting shall appoint a chairman for the meeting who shall run the meeting.

Minutes shall be recorded in respect of the resolutions of the shareholders meeting. Every shareholder shall receive a copy of such minutes. The minutes shall be deemed approved unless a shareholder does object within 14 days upon receipt.

§ 9	Annual Financial Statements, Profits and Losses

9.1	The managing directors shall prepare the annual financial statements within the statutory period and in accordance with the provisions relating to commercial law which apply for large companies. Tax law shall be considered as far as legally permissible under commercial law.

Unofficial English Translation

9.2	The annual financial statements shall be audited by elected auditors in accordance with the provisions relating to large companies pursuant to commercial law.

9.3	Immediately following the receipt of the auditor’s report the managing directors shall submit the annual financial statements and the auditor’s report as well as the suggestion in relation to the appropriation of the annual results to the shareholders for approval.

9.4	Copies of the documents listed in § 7.3 shall be provided to the shareholders in the invitation for the shareholders meeting for approval of the annual financial statements.

§ 10	Term and Termination

10.1	The term of the Company shall be unlimited. Upon 1 January 2008 the fiscal year shall be the calendar year. The period from 1 September 2007 to 31 December 2007 shall be a short fiscal year. All transactions made upon 18 January 2007 shall be made on account of the Company.

10.2	Every shareholder may terminate the Company with 12 months prior notice to the end of a fiscal year, at the earliest to 31 December 2002. Termination shall be made by registered mail with notice of receipt. The Company shall immediately notify all shareholders.

10.3	Shareholders may terminate the Company for good cause without notice period. § 10.1 sentence 3 shall apply mutatis mutandis. Good cause shall be, in particular, if the Company ceases to make its payments or an application for initiation of insolvency proceedings is made.

10.4	The Company shall not be dissolved in case of termination, except for termination pursuant to § 10.2 (a), but will be continued between the remaining shareholders.

10.5	Each shareholder shall be entitled to go along with the termination by giving notice within 12 weeks with effect to the same effective date.

§ 11	Public Announcements

Any public announcements of the Company shall be published in the Electronic Federal Gazette (elektronischer Bundesanzeiger).

Unofficial English Translation

§ 12	Costs

The costs incurred in the notarization of the articles of association, the publication, the application of the Company and its registration with the commercial register, capital gains tax incurred and costs for the counseling in respect to the establishment shall be borne by the Company up to the maximum sum of EUR 1,500; costs exceeding this limit shall be borne by the shareholders.

§ 13	Miscellaneous

13.1	Should any of the provisions of these articles be invalid, the validity of the remaining provisions shall not in any way be affected. The invalid provision shall be deemed replaced by such valid provision which equals the purpose and intent of the invalid provision.

13.2	Language of this agreement shall be German. This agreement may be translated into the English language. The German text will in any event prevail.

13.3	All costs and taxes relating to the amendments to the articles and their execution shall be borne by the Company.